

Mail Stop 3010

September 23, 2009

Mark S. Hoplamazian
President and Chief Executive Officer
Hyatt Hotels Corporation
71 South Wacker Drive, 12th Floor
Chicago, Illinois 60606

> **Re: Hyatt Hotels Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 9, 2009**
> **File No. 333-161068**

Dear Mr. Hoplamazian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52</u>

<u>Overview, page 52</u>

1. We note your response to our prior comment 26 and the additional disclosure. Please also disclose the major advantages and disadvantages associated with ownership of properties and management and franchising of third-party owned properties.

Competition, page 57

2. We note your response to our prior comment 28 and the amended disclosure. Please further describe your internet distribution channels. Explain what an internet distribution channel is and how you use it.

Revenues, page 61

3. Please disclose the cause of the $257 million decrease in comparable owned and leased hotel revenue.

Owned and leased hotels expense, page 62

4. You state that the decrease in owned and leased hotels expense was due primarily to reductions in compensation-related costs and other variable operating expenses. Please further disclose if such compensation-related cost reductions were due to staff reductions, pay reductions, a combination of the two or other factors.

Revenues, page 74

5. We note your revised disclosure regarding the increase in RevPAR. Please explain what you mean by " an increase in average rate of 9.2%." Please revise your disclosure to clearly disclose the cause of the 11.1% increase in comparable owned and leased RevPAR.

Enhance Operational Efficiency, page 101

6. You state that you have made significant changes in operations in response to recent declines in demand for hospitality products and services, including modification of certain product standards to lower costs without significantly impacting quality. Please explain what product standards you have modified and how you have done so without negatively impacting quality.

Increase Market Presence, page 101

7. Please tell us the names of the countries of the Gulf Cooperation Council.

Utilize our Capital and Asset Base for Targeted Growth, page 102

8. We note your response to our prior comment 41 and the disclosure appearing on page 102. This disclosure, however, does not specifically and adequately address our comment and thus we are reissuing it. In your Risk Factors section, you state that one of your strategies is to selectively dispose of hotel properties and use sale proceeds to fund your growth in markets that will enhance and expand our brand presence. Please provide additional, specific, detailed disclosure of this strategy or explain to us why you do not believe such disclosure is needed.

Description of Our Brands, page 103

9. Please provide the 2008 ADR figures for Hyatt Residential or advise us why you have not provided these figures.

Compensation of Directors, page 125

10. We note your response to our prior comment 54 and reissue that comment in part. For each director, please disclose by footnote the aggregate number of stock awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Annual Incentive, page 131

11. Please tell us why you have not disclosed the segment financial goals for Messrs. Sarna and Floyd in your discussion on page 132. Alternatively, please revise your disclosure to provide these segment financial goals.

12. You state that Mr. Floyd was determined to have met all his goals regarding guest and meeting planner satisfaction and owner relations and that with respect to his sub-branding and leadership goals, "the compensation committee determined he completed most, but not all of such goals, including his integration of our select service brands into our North American operations." This sentence is unclear. Please revise to clearly disclose whether the goal regarding integration of your select service brands into your North American operations was met or not. Please clearly disclose any goals that were not met by Mr. Floyd.

Executive Incentive Plan, page 153

13. Please revise to disclose when you adopted the Executive Incentive Plan.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at 202-551-3429 or Dan Gordon, Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at 202-551-3466 or me at 202-551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Michael A. Pucker, Esq.
        Cathy A. Birkeland, Esq.